FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 17, 2004	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com

Tel: + 886.2.8780.5489	http://www.aseglobal.com
Fax: + 886.2.2757.6121

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2004 FIRST-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 29th, 2004 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of semiconductor packaging and testing services, today reported unaudited consolidated net revenues1 of NT$17,221 million for the first quarter of 2004 (1Q04), up 49% from the year ago period and down 7% sequentially. Net income for the quarter totaled NT$1,637 million, representing earnings per share of NT$0.44, or US$0.066 per ADS.

“Despite a softer than expected first quarter as our consolidated revenue declined 7% sequentially, we remain confident in reaching our goal of growing 50% of our revenue on a full year basis,” commented Mr. Jason Chang, Chairman of ASE. “Given the smaller seasonal revenue decline in the 1st quarter, which was also partially caused by a wafer shortage experienced by some of our customers, particularly in the latter half of March, we believe business in 2004 will remain strong and thus reaffirming our full year revenue growth target.”

“In addition to organically ramping up our packaging and testing capacity, we also completed the acquisition of NEC’s Yamagata assembly and test operations, with hand-over scheduled for May. The acquisition will not only secure sizable business with NEC, but more importantly, also provide us with an effective platform for penetrating the Japan market, in which outsourcing is rapidly accelerating.”

“With material’s share in the overall value chain continuing to grow, our increasing ability in supplying our own material has become a key competitive edge against our competitors. On this, we are particularly pleased with the results of our material operations, which are showing good momentum in both revenue growth and profitability improvement in the 1st quarter.”

“Going forward, while our revenue resumes a sequential growth pattern, we will also continue our focus on advanced technology development, quality improvement and efficiency enhancement for margin expansion.”

RESULTS OF OPERATIONS

1Q04 Results

  Net revenues amounted to NT$17,221 million, up 49% from 1Q03 and down 7% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	April 29, 2004

Advanced Semiconductor Engineering, Inc.

The revenue contribution can be broken down into NT$13,745 million from packaging operations, NT$3,419 million from testing operations, and NT$57 million from other revenues.
•	Costs of revenues were NT$13,452 million, representing an increase of 34% compared to 1Q03 and a decrease of 3% compared to 4Q03.
	-	As a percentage of net revenues, cost of revenues was 78% in 1Q04, down from 87% in 1Q03 and up from 75% in 4Q03
	-	Depreciation expense totaled NT$3,204 million during the quarter, an increase of 11% compared with 1Q03 and an increase of 4% sequentially due to added capital expenditures. As a percentage of net revenues, depreciation expense was 19% during the quarter, down from 25% in 1Q03 and up from 17% in 4Q03.
•		Gross profit for the quarter was NT$3,769 million, an increase of 149% year-on-year and a decrease of 18% sequentially. Gross margin during the quarter was 22%, up from 13% in 1Q03 and down from 25% in 4Q03.
•	Total operating expenses were NT$1,956 million, including NT$584 million in research and development expense, and NT$1,372 million in selling, general and administrative expenses. Goodwill amortization expenses related to past acquisitions of consolidated entities amounted to NT$200 million.
•	Operating profit for the quarter amounted to NT$1,813 million, growing from an operating loss of NT$201 million in the year-ago quarter and declining from an operating profit of NT$2,487 million in previous quarter. Operating margin reached 11% in 1Q04.
•	We recorded net non-operating expenses of NT$245 million in 1Q04, compared with NT$510 million in 1Q03 and NT$562 million in 4Q03.
	-	Net interest expense for the quarter was NT$225 million, down from NT$389 million in 1Q03 and down from NT$238 million in 4Q03. The decrease in interest expense was primarily due to lower interest rates.
	-	We recorded a foreign exchange gain of NT$82 million as a result of the depreciation of U.S. Dollars against NT dollars, which has a positive impact on our U.S. Dollars payables and loans.
	-	Loss on long-term investment was NT$22 million, consisting of NT$33 million of net investment gain from minority-owned affiliates, and NT$55 million of goodwill amortization related to such minority-owned affiliates. The net investment gain from minority-owned affiliates included NT$43 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$14 million of investment loss from Hung Ching Construction and income of NT$4 million from other invested companies.
•	Income before tax was NT$1,568 million. We recognized an income tax benefit of NT$273 million during the quarter. Minority interest adjustment for the quarter amounted to NT$204 million, primarily due to an adjustment on earnings contributed by ASE Test Limited.
•	In 1Q04, net income amounted to NT$1,637 million, compared with loss of NT$348 million for 1Q03 and income of NT$2,148 million for 4Q03.
•	Our total shares outstanding at the end of the quarter were 3,579,914,106. Our earnings per share for the first quarter of 2004 was NT$0.44, or US$0.066 per ADS, based on 3,836,569,249 weighted average number of shares outstanding during the first quarter.

LIQUITY AND CAPITAL RESOURCES

•	Capital expenditures in 1Q04 totaled US$136 million. The breakdown of such capital expenditures by operations is as follows: US$69 million for packaging operations, US$59 million for testing operations and US$8 million for interconnect materials.
•	EBITDA for the quarter totaled NT$5,462 million, up 76% from NT$3,107 million in the year-ago quarter and down 5% from the previous quarter primarily as a result of lower revenues during the quarter.
•	As of March 31, 2004, we had cash on hand plus short-term investment of NT$10,525 million, as compared with NT$11,580 million at the end of 4Q03.
•	As of March 31, 2004, we had total bank debt of NT$43,694 million, consisting of NT$8,853 million of revolving working capital loans, NT$5,565 million of current portion of long-term debt, NT$19,792 million of long-term debt and NT$9,484 million long-term bonds payable. Total unused banking facilities amounted to NT$12,960 million.
•	Total number of employees reached 27,561 as of March 31, 2004.

2	April 29, 2004

Advanced Semiconductor Engineering, Inc.

BUSINESS REVIEW

Packaging Services

  Revenues generated from our packaging operations were NT$13,745 million during the quarter, up 52% year-over-year and down 6% sequentially. The sequential revenue decline was primarily due to seasonality and wafer constrains experienced by certain customers during the month of March. The average selling price of our packaging services remained stable compared with previous quarter.
  Revenues from flip chip packages (including wafer bumping) accounted for 8% of total packaging revenues.
  Revenues from BGA and other substrate-based packages comprised 39% of total packaging revenues during the quarter, compared with 42% in 1Q03 and 43% in the previous quarter.
  Advanced leadframe based packages, including QFP, TQFP, LQFP, QFN and BCC, accounted for 26% of total packaging revenues, down from 31% in a year ago quarter and 27% in the previous quarter.
  Gross margin of packaging operations was 21%, up from 13% in a year ago quarter and down from 23% in the previous quarter.
  Capital expenditure on the packaging operations amounted to US$69 million during the quarter, of which US$57 million was for wirebonding packaging capacity, and US$12 million was for wafer bumping and flip chip packaging equipment.
  As of March 31, 2004, there were 5,553 wirebonders in operation. A total of 358 wirebonders were added during the first quarter of 2004.

Testing Services

  Revenues generated from our testing operations were NT$3,419 million, up 35% year-over-year and down 10% sequentially due primarily to the same reason mentioned above.
  Of the total testing revenues, 77% was contributed by our final test operations, 20% by wafer sort operations, and 3% by engineering test operations.
  Gross margin of our test operations was 25%, compared with 14% in the first quarter of 2003 and down from 32% in the fourth quarter of 2003.
  Capital spending on the testing operations amounted to US$59 million during the quarter.
  As of March 31, 2004, we operated a total of 1,288 testers, including 52 testers added during the quarter.

Interconnect Materials

  ASE Materials recorded revenues of NT$1,813 million for the quarter, up 111% year-over-year and up 2% sequentially. Gross margin of ASE Material reached 22% during the quarter. In the first quarter of 2004, ASE Material supplied 55% (by value) of our total PBGA substrate requirements. Substantially all of ASE Material’s revenues derived from inter-company sales and are not reflected in ASE’s consolidated revenues.

Customers

  Our five largest customers together accounted for approximately 35% of our net revenues in 1Q04, compared with 40% in 1Q03 and remained unchanged from 4Q03. No single customer accounted for more than 10% of our total revenues.
  Our top 10 customers contributed 51% of our revenues during the quarter, compared with 57% in 1Q03 and 52% in 4Q03.
  Our customers that are integrated device manufacturers, or IDMs, accounted for 47% of our revenues in 1Q04, compared with 54% in 1Q03 and 48% in 4Q03.

Quarterly Highlights

3	April 29, 2004

Advanced Semiconductor Engineering, Inc.
  ASE Inc. to acquire IC packaging and testing operations from NEC Electronics. Two companies team up to form strategic partnership in IC manufacturing.
  Conexant recognizes ASE with 2003 Supplier of the Year Award.
  Nordic VLSI addresses environmental concerns with ASE’s green QFN packages.

About ASE Inc.

ASE Inc. is the world's largest independent provider of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural disasters or industrial accidents; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2002 Annual Report on Form 20-F filed on June 30, 2003.

##

4	April 29, 2004

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	1Q/04	4Q/03	1Q/03
Net Revenues Revenues by End Application	17,221	18,430	11,584

Communication	39%	35%	37%
Computer	34%	35%	35%
Automotive and Consumers	25%	28%	27%
Others	2%	2%	1%
Revenues by Region
North America	54%	60%	60%
Europe	8%	9%	8%
Taiwan	31%	28%	27%
Japan	3%	2%	2%
Other Asia	4%	1%	3%

Packaging Services

Amounts in NT $ Millions	1Q/04	4Q/03	1Q/03
Net Revenues Revenues by End Application	13,745	14,598	9,021

Communication	39%	35%	36%
Computer	37%	38%	38%
Automotive and Consumers	23%	26%	25%
Others	1%	1%	1%
Revenues by Package Type
Flip Chip & Bumping	8%	8%	7%
Traditional substrate based	39%	43%	42%
Advanced leadframe based	26%	27%	31%
Traditional leadframe based	8%	8%	11%
Modules	13%	11%	5%
Others	6%	3%	4%
Capacity
CapEx (US$ Millions) *	69	58	69
Number of Wirebonders	5,553	5,230	4,660

Testing Services

Amounts in NT $ Millions	1Q/04	4Q/03	1Q/03
Net Revenues	3,419	3,790	2,535
Revenues by End Application
Communication	39%	38%	37%
Computer	21%	23%	23%
Automotive and Consumers	34%	35%	37%
Others	6%	4%	3%
Revenues by Testing Type
Final test	77%	81%	83%
Wafer sort	20%	16%	11%
Engineering test	3%	3%	6%
Capacity
CapEx (US$ Millions) *	59	81	29
Number of Testers	1,288	1,263	1,092
* Capital expenditure amounts exclude building construction cost.
5	April 29, 2004

     Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2004	Dec. 31 2003	Mar. 31 2003
Net revenues:
Packaging	13,745	14,598	9,021
Testing	3,419	3,790	2,535
Others	57	42	28

Total net revenues	17,221	18,430	11,584

Cost of revenues	13,452	13,849	10,073

Gross Profit	3,769	4,581	1,511

Operating expenses:
Research and development	584	660	543
Selling, general and administrative	1,372	1,434	1,169

Total operating expenses	1,956	2,094	1,712

Operating income (loss)	1,813	2,487	(201)

Net non-operating (income) expenses:
Interest expenses (income) - net	225	238	389
Foreign exchange loss (gain) - net	(82)	192	14
Loss (income) on long-term investment	22	40	96
Loss (gain) on disposal of assets	40	3	54
Others	40	89	(43)

Total non-operating expenses	245	562	510

Income (loss) before tax	1,568	1,925	(711)

Income tax expense (benefit)	(273)	(531)	(8)

Net income (loss) before minority interest	1,841	2,456	(703)

Minority interest	204	308	(355)
Net income (loss)	1,637	2,148	(348)

Minority interest	204	308	(355)
Net income (loss)	1,637	2,148	(348)

Per share data:
Earnings per common share
– Basic	NT$0.46	NT$0.61	NT$(0.10)
– Diluted	NT$0.44	NT$0.61	NT$(0.10)

Earnings per pro forma equivalent ADS
– Basic	US$0.068	US$0.090	US$(0.015)
– Diluted	US$0.066	US$0.090	US$(0.015)

Number of weighted average shares used in diluted EPS calculation (in thousands)	3,836,569	3,639,461	3,399,746

Forex (NT$ per US$1)	33.49	33.90	34.65

6	April 29, 2004

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2004	As of Dec. 31, 2003
Current assets:
Cash and cash equivalents	7,223	8,562
Short-term investments	3,302	3,018
Notes and accounts receivable	14,120	12,910
Inventories	6,237	4,692
Others	2,453	2,276

Total	33,335	31,458

Long-term investments	6,269	6,343
Properties – net	69,205	67,340
Other assets	9,307	9,183

Total assets	118,116	114,324

Current liabilities:
Short-term debts – revolving credit	8,853	6,124
Short-term debts – current portion of long-term
debts	5,565	5,656
Short-term debts – current portion of long-term
bonds payable	0	0
Notes and accounts payable	5,691	6,489
Others	11,172	9,393

Total	31,281	27,662

Long-term debts	19,792	23,979
Long-term bonds payable	9,484	6,861
Other liabilities	815	621

Total liabilities	61,372	59,123

Minority interest	10,274	10,078

Shareholders’ equity	46,470	45,123

Total liabilities & shareholders’ equity	118,116	114,324

7	April 29, 2004